EXHIBIT 12

FERRO CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	2011	2010	2009	2008	2007
	(Dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$62,984	$22,677	$(43,894)	$(57,301)	$(117,938)
Add:
Fixed charges	29,967	46,150	66,676	55,528	63,381
Amortization of capitalized interest	551	98	92	133	562
Distributed income of equity investees	1,146	603	700	721	1,485
Less:
Capitalized interest	913	1,009	1,607	1,761	2,271
Total Earnings	$93,735	$68,519	$21,967	$(2,680)	$(54,781)
Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$29,322	$45,577	$65,525	$54,577	$61,961
Estimate of the interest within rental expense	645	573	1,151	951	1,420
Total Fixed Charges	29,967	46,150	66,676	55,528	63,381
Preference security dividend requirements	336	2,154	767	930	1,222
Total Combined Fixed Charges & Preference Dividends	$30,303	$48,304	$67,443	$56,458	$64,603
Ratio of Earnings to Fixed Charges	3.13	1.48	—	—	—
Ratio of Earnings to Combined Fixed Charges & Preference Dividends	3.09	1.42	—	—	—

Note:

Total earnings were insufficient to cover the fixed charges by $44.7 million, $58.2 million and $118.2 million and were insufficient to cover the combined fixed charges by $45.5 million, $59.1 million and $119.4 million, for the years ended December 31, 2009, 2008 and 2007, respectively. Accordingly, such ratios are not presented.

Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $1.5 million, $2.3 million, $3.4 million, $5.8 million, and $7.0 million in the years ended December 31, 2011, 2010, 2009, 2008, and 2007, respectively.